UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 333-258926

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Argo Blockchain plc

(Translation of registrant’s name into English)

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9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                                                                                                                                 Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description October 2021 Operational Update dated 08 November 2021

Press Release

8 November 2021

Argo Blockchain PLC

("Argo" or "the Company")

October 2021 Operational Update, Mining Expansion and Board Change

Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for October 2021.

During the month of October, Argo mined 167 Bitcoin or Bitcoin Equivalent (together, BTC) compared to 165 BTC in September. This brings the total amount of BTC mined year-to-date to 1,646 BTC.
Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in October amounted to £7.24 million [$9.75 million*] (September 2021: £5.50 million [$7.59 million*]).

Argo generated this income at a Bitcoin and Bitcoin Equivalent Mining Margin of approximately 86% for the month of October (September 2021: 84%).

At the end of October, the Company owned 2,128 Bitcoin or Bitcoin Equivalent.

Mining Expansion

As of the end of October, the Company added an additional 220 PH/s to its total capacity, bringing the Company's total mining capacity to 1.295 EH/s as of 31 October 2021.

Board Change

Effective today, Colleen Sullivan has resigned as a non-executive member of the Board of Directors so that she may focus her efforts on other professional duties. She has taken on a new career role that does not allow her to serve as a director for the Company and her resignation is not the result of any disagreement with the management or Board of the Company. The Company would like to thank Colleen for her contribution over her tenure on the board and wish her a successful future as she progresses in her career.

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS and has limitations as an analytical tool. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS, or other IFRS measures. This measure is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, our gross margin as determined in accordance with IFRS.

The following table shows a reconciliation of Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure, for the months of September and October 2021.

	Month Ended 30 September 2021		Month Ended 31 October 2021
	£	$	£	$
Gross Profit	108,284	149,497	33,060,353	44,532,296
Gross Margin(1)	2%	2%	422%	422%
Depreciation of mining equipment	770,006	1,063,070	975,103	1,313,464
Charge in fair value of digital currencies	4,130,925	5,703,155	(27,446,831)	(36,970,882)
Realised profit on sale of digital currencies	(74,582)	(102,968)	-	-
Cryptocurrency management fees	(298,136)	(411,607)	(361,578)	(487,045)

Mining Profit	4,636,497	6,401,147	6,227,047	8,387,833
Bitcoin and Bitcoin Equivalent Mining Margin	84%	84%	86%	86%

(1) Due to favourable changes in fair value of Bitcoin and Bitcoin Equivalents in October 2021 gross profit exceeded revenue.

*Dollar values translated from pound sterling into U.S. dollars at the rate of £1.00 to $1.35, which was the noon buying rate of the Federal Reserve Bank of New York on September 30, 2021.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Salamander Davoudi argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7957 549 906

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 November, 2021	ARGO BLOCKCHAIN PLC By: Name: Peter WallTitle: Chief Executive Officer Name: Davis ZaffeTitle: General Counsel